HEADFARM, LLC
STATEMENT OF COMPRENHENSIVE INCOME
or the Period February 22, 2023 (Inception) to December 31, 202

Revenue	$	10,000
Cost of sales		-
Gross margin		**10,000**
Selling, general and administrative		30,064
Total operating expenses		30,064
Interest expense		533
loss before provision for income taxes		**(20,597)**
Provision for income taxes		-
Net loss	**$**	**(20,597)**